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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                             PULASKI FINANCIAL CORP.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    745548107
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                                 (CUSIP Number)

         Leon A. Felman, 25 West Brentmoor Park, Clayton, Missouri 63105
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2007
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.


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                                                                    SCHEDULE 13D
CUSIP No. 745548107
-------------------



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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Leon A. Felman

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /_/
                                                                      (b) /_/

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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS

          PF
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    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              /_/
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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                                  7     SOLE VOTING POWER
          NUMBER OF                     765,006.57 (not including 1,500 shares
            SHARES                      subject to options that are exercisable
         BENEFICIALLY                   within 60 days)
           OWNED BY               ----------------------------------------------
            EACH                  8     SHARED VOTING POWER
          REPORTING                     4,671.892
           PERSON                 ----------------------------------------------
            WITH                  9     SOLE DISPOSITIVE POWER
                                        765,006.57 (not including 1,500 shares
                                        subject to options that are exercisable
                                        within 60 days)
                                  ----------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        4,671.892
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          771,178.46 (including 1,500 shares subject to options that are exercisable within 60 days)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          /_/
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
          7.72%
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   14     TYPE OF REPORTING PERSON
           IN; PN
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         The Reporting Person is filing this amendment to report that his beneficial ownership interest in Pulaski Financial Corp. (the "Company") has increased more than 1% since the initial Schedule 13D was filed on July 2, 2004. The information required by Items 1, 2, 3, 4, 6 and 7 are included in the initial Schedule 13D the Reporting Person filed with the Securities and Exchange Commission on July 2, 2004, which is incorporated by reference.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) Mr. Felman beneficially owns 771,178.46 shares, representing 7.72% of the 9,989,390 outstanding shares of the Company's common stock.

         In accordance with Rule 13d-3 of the Exchange Act, the shares beneficially owned by Mr. Felman and the total outstanding shares include 1,500 shares that Mr. Felman may acquire within the next sixty days pursuant to exercisable stock options.

         (b) Mr. Felman has sole voting and dispositive power over 765,006.57 shares.

         Mr. Felman shares voting or dispositive power over 2,335.946 shares with his spouse. Mrs. Felman's home address is 25 West Brentmoor Park, Clayton, Missouri 63105. Mrs. Felman is a self-employed costume jewelry distributor. Mrs. Felman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Mrs. Felman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Felman is a United States citizen.

         Mr. Felman shares voting or dispositive power over 2,335.946 shares with his daughter, Amy Felman-Levin. Mrs. Felman-Levin's home address is 10002 Litzinger Road, Clayton, Missouri 63124. Mrs. Felman-Levin is a self-employed real estate developer. Mrs. Felman-Levin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Mrs. Felman-Levin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Felman-Levin is a United States citizen.


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         (c) Mr. Felman has effected the following transactions in the common stock of the Company during the past sixty days:


  Date                    Type of Transaction               Number of Shares         Price Per Share
July 31, 2007           Stock option exercise                   3,000                    $11.5267

July 27, 2007           Private negotiated purchase             31,822                   $13.85

July 16, 2007           Reinvestment of dividends               818.9664                 $14.8176

July 2, 2007            Voluntary contribution under the        671.7631                 $14.8862
                        dividend reinvestment plan

May 30, 2007            Open market purchase                    10,000                   $15.30


         (d) Not applicable.

         (e) Not applicable.

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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 3, 2007                              By:  /s/ Leon A. Felman
                                                 -------------------------------
                                                 Leon A. Felman




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